EXHIBIT 12

                          ZAPATA SIGNS LETTER OF INTENT
                       TO ACQUIRE 31% STAKE IN ENVIRODYNE
                       IN TRANSFORMATION FROM ENERGY AREA
                          INTO FOOD-RELATED BUSINESSES

HOUSTON, TX., JUNE 16, 1995: Zapata Corporation (NYSE:ZOS) said today that it has entered into a letter of intent to acquire 31% of the outstanding common stock of Envirodyne Industries, Inc. (NASDAQ:EDYN). With close to $600 million in revenues and about $100 million in operating earnings in 1994, Envirodyne is one of the world's major suppliers of food packaging products and food service supplies. The price for the purchase would be determined with reference to the market price of the Envirodyne stock.

Zapata would purchase the Envirodyne shares from Malcolm Glazer, who is Chairman of the Board of Zapata and a director of Envirodyne. The transaction would be subject to regulatory approvals and other customary conditions. Zapata's Board has formed a special committee of disinterested directors to evaluate the transaction, which also is subject to approval by that committee and the receipt of a fairness opinion from an investment banking firm.

Avram Glazer, President and Chief Executive Officer of Zapata, said that the acquisition of the shares would be the first step in the transformation of Zapata away from the energy business and into food-related businesses. Mr. Glazer said that Zapata will evaluate the possibility of acquiring additional shares or proposing a merger with or acquisition of Envirodyne in the future. Mr. Glazer said, "We are very excited. Envirodyne is a world leader in its field and we are looking for the new Zapata to become a global leader in food packaging, food service equipment and supply and related businesses." Mr. Glazer believes that food-related businesses offer Zapata and its shareholders very favorable opportunities for future revenues and earnings, and he added that Zapata currently is exploring a number of other potential acquisitions in food-related areas.

In 1994, Envirodyne had sales of approximately $596 million and earnings before interest, taxes, depreciation and amortization ("EBITDA") of approximately $100 million. Envirodyne operates through three primary subsidiaries: Viskase Corporation, Clear Shield National, Inc. and Sandusky Plastics, Inc. Viskase, Envirodyne's largest subsidiary, is the leading worldwide producer of cellulosic casings used in the preparation and packaging of processed meat products. It is the world's second largest producer of heat shrinkable plastic bags and specialty films for packaging and preserving fresh and processed meat products, poultry and cheeses. Clear Shield is a leading domestic producer of disposable plastic cutlery, drinking straws,

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custom dining kits and related products.  Sandusky Plastics is a leading domestic producer of thermo-formed and injection-molded plastic containers and horticultural trays and inserts.

Zapata Corporation also noted that it is continuing with its plans to exit the energy industry. The Company has hired the investment banking firm of Wertheim Schroeder to manage the sale of its natural gas compression and gas gathering subsidiaries. Zapata previously announced its intention to sell its reserves in the Gulf of Mexico.






















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